ZEV VENTURES, INC.

August 14, 2015

Via Edgar

Re:	Zev Ventures, Inc.

Registration Statement on Form S-1

Filed June 26, 2015

File No. 333-205271

After Careful Consideration and To Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated July 23, 2015 concerning Zev Ventures, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We have not undertaken, or engaged any agents, to communication with potential investments with the company.

2.	Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities, including on page 17. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

Rule 405 of Regulation C defines a shell company as an entity with:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

ZEV VENTURES, INC.

Although at filing we had not yet made any sales, we have been working diligently to build sales from the outset. As evidenced by our financial statements included in our first amendment, we begun to earn revenues of $1,702 based on our operations. As our business is, at its core, is that of a reseller, our operations consist of purchasing tickets online and reselling through appropriate channels. In regard to our assets, we have sufficient inventory in stock currently to fulfill our sales projections for the next month without the infusion of capital intended per this underlying offering. Given the nature of our business we believe our operations and assets are more than sufficient to be deemed greater than nominal. As we do not agree that we are a shell company, we have made no changes to the registration statement in this regard.

3.	Please revise throughout to provide consistency and clarity for your estimated expenses. In this regard, we note that on page 1 you state that you expect $50,000 in costs for one year to be a reporting company, yet on page 9 you state that you expect $20,000 in costs annually to satisfy reporting obligations. Similarly, on page 5 you state that the minimum cost to develop your business plan will be $40,000, yet on page 6 you state that a minimum of $100,000 will be necessary to operate for one year.

We have corrected for consistency page 1 and page 9 discrepancies to both state that approximately $20,000.00 is what we estimate it will cost to remain a reporting company. In regards to page 5, we have corrected to be consistent with page 6 and included some more explanation and clarity.

Risk Factors, page 4

Risks Related to the Company, page 4

4.	We note your disclosure on page 1 that a key element of your business plan is the ability to purchase sporting event tickets “in bulk directly from primary ticket vendors such as Ticketmaster.” It appears that primary ticket vendors such as Ticketmaster limit ticket purchases to a specified number of tickets for each event, known as a “ticket limit,” which can be as strict as two per household. Please add a risk factor discussing the potential effect that these “ticket limits” may have on your business. In addition please revise references to buying in “bulk” on pages 1 and 15 to explain how such purchases will be possible in light of these limitations. In the alternative please tell us why such revisions are not necessary.

Although some ticket vendors such as Ticketmaster do limit the number tickets purchased, Ticketmaster is not the “primary vendor”. Although this can be a limitation at times, we are able to buy in bulk directly from the sports teams. Regardless, we have added a risk factor to address the comment. We have also made changes to page 1 and 15 to clarify.

5.	Please add a risk factor discussing the risk that you may not be successful at selling tickets you purchase at a markup above the price you paid, or please tell us why such disclosure is not necessary. We note throughout the prospectus that you appear to take as a given that you will be able to sell at a markup.

ZEV VENTURES, INC.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:	William Eilers, Eilers Law Group, P.A.